May 16, 2024

Chen Chen

Kathleen Collins

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: Progress Software Corporation

Annual Report on Form 10-K for the fiscal year ended November 30, 2023

File No. 000-19417

Dear Ms. Chen and Ms. Collins:

Reference is made to the comment letter dated May 6, 2024 (the “Comment Letter”), sent by the staff of the Division of Corporation Finance, Office of Technology (the “Staff”), to Progress Software Corporation (the “Company”), relating to the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2023.

The Company has been working diligently in addressing the Staff’s comments, but management will need more time to fully address them. More specifically, given the significant size of the Company’s product portfolio, management needs additional time to put together information required in response to comment No. 2 of the Comment Letter. The Company accordingly requests an extension to respond to the Comment Letter on or before May 28, 2024.

We greatly appreciate Staff’s consideration of this extension request. Thank you in advance for your understanding.

Very Truly Yours,

/s/ Anthony Folger
Anthony Folger
Chief Financial Officer
Progress Software Corporation